EXHIBIT 4.l0
BIOMIRA INC.
UNDERTAKING
TO:     The British Columbia Securities Commission
          In connection with the filing by Biomira Inc. (the “Corporation”) of a short form base shelf prospectus dated September 26, 2006 (the “Prospectus”) relating to the public offering of common shares, preferred shares, debt securities and warrants, the Corporation hereby undertakes and agrees:
(a)	to provide the British Columbia Securities Commission with a notice of proceeds within ten days of the completion of the distribution under any prospectus supplement pursuant to the Prospectus; and

(b)	to pay the British Columbia Securities Commission any additional filing fees required by the British Columbia Securities Commission as a result of such sales.
          DATED this 26th day of September, 2006

BIOMIRA INC.
By:	/s/ Fraser Milner Casgrain LLP
By their solicitors, Fraser Milner Casgrain LLP